100 N. 18th Street
Suite 300
Philadelphia, PA 19103

t 202.778.6400
f 202.778.6460
Cavas S. Pavri
202.724.6847	www.schiffhardin.com
cpavri@schiffhardin.com

April 15, 2016

By EDGAR Submission and

Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Moleculin Biotech, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 22, 2016
File No. 333-209323

Dear Ms. Hayes:

This letter is being submitted on behalf of Moleculin Biotech, Inc. (“MBI” or the “Company”) in response to the comment letter, dated April 12, 2016, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on March 22, 2016 (the “Amendment No. 2 Registration Statement”). The Company’s Amendment No. 3 to the Form S-1 Registration Statement (the “Registration Statement”) is being filed with the Commission concurrently herewith.

For your convenience, we have repeated each comment prior to the response in italics. The references to page numbers in the headings are to the Amendment No. 2 Registration Statement. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Securities and Exchange Commission

April 15, 2016

Risk Factors

Risks Relating to our Business

“We have completed and will in the future complete related party transactions that were not and will not be conducted on an arm’s length basis,” page 12

1.	Please clarify your response to prior comment 2 to state whether the related party transactions you did not conduct on an arm’s length basis resulted in terms that are similar to a third party agreement. If the terms were more favorable to you than they would have been with a third party, tell us how you accounted for the more favorable terms..

Response: The Company respectfully advises the Staff that it believes each of the related party transactions referenced in the Registration Statement resulted in terms that are similar to a third party agreement. However, the Company included disclosure in the risk factors stating that it is possible that the terms were less favorable to the Company than in an arm’s length transaction to make investors aware of the risks associated with the related party transactions. As the Company believes that each of the related party transactions were conducted with terms that are similar to a third party agreement, the Company believes that there is no additional accounting to be recorded.

Business, page 42

2.	We note your response to prior comment 9 and the associated revised disclosure in the prospectus. On page 42 in the section “Business – Corporate History,” please make the following revisions and any necessary conforming revisions throughout the prospectus:

•	When you refer to Dr. Shepard and the data reported in the Callisto-sponsored research trials, please reiterate here that Dr. Shepard is also currently your Chief

Medical Officer;

•	Please remove from your discussion the conclusion reported at the 2009 ASCO presentation that “Nanomolecular Liposomal Annamycin was effective even in refractory ALL,” as this statement does not appear in the journal article reporting the results of the trial and was not subject to peer review, unlike the article.

Moreover, the use of the term “effective” in this instance does not appear consistent with the concept of efficacy as applied by the FDA and may confuse investors;

Securities and Exchange Commission

April 15, 2016

•	If you retain the discussion regarding the observed efficacy signal and the definition of efficacy as used in the Phase I/II ALL study, please define the term

“efficacy signal” as used in the journal article and make clear that neither the patient responses observed nor the criteria underlying an “efficacy signal” would satisfy the FDA’s standards for proof of efficacy; and

•	Disclose that the study’s conclusion, as reported in the journal article, was only that Annamycin had “encouraging anti-leukemic activity.”

Response: The Company respectfully advises the Staff that it has made the requested changes set forth in bullets 1 and 4 above. With respect to bullet 2, the Company has deleted the sentence referencing the conclusion of the ASCO presentation. With respect to bullet 3, the Company has deleted the phrase “efficacy signal” and has instead disclosed that the study demonstrated “encouraging anti-leukemic activity” to be consistent with the prior disclosure.

Moleculin, LLC

Statements of Operations, page F-13

3.	Please tell us why your research and development expenses decreased from $270,991 at September 30, 2015 to $125,442 at December 31, 2015.

Response: The Company respectfully advises the Staff that the research and development expenses decreased from $270,991 for the nine months ended September 30, 2015 to $125,442 for the year ended December 31, 2015 as a result of Moleculin, LLC receiving $175,000 from Dermin, Sp. Zo. O. during the fourth quarter of 2015 for reimbursement of certain research and development expenses. The reimbursement amount, if any, was uncertain at September 30, 2015.

*   *   *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Securities and Exchange Commission

April 15, 2016

Sincerely,
SCHIFF HARDIN LLP
/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc:	Walter Klemp, Acting Chief Executive Officer
Louis Ploth, Chief Financial Officer